LIGHTCOLLAR, INC.
Box 973 #264 – 3rd Ave West Unity, Saskatchewan S0K 4L0

VIA EDGAR CORRESPONDENCE ONLY

September 13, 2011

James Allegretto
Senior Assistant Chief Accountant
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Lightcollar, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-174759

Dear Mr. Allegretto:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Lightcollar, Inc. (the "Company"). We request that the registration statement be made effective as of September 15, 2011 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LIGHTCOLLAR, INC.

Colin Mills, President Secretary, Treasurer,
Director, Principal Executive Officer,
Principal Financial Officer, Principal
Accounting Officer